SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

International Game Technology PLC

(Name of Issuer)

Ordinary shares, nominal value $0.10 per share

(Title of Class of Securities)

G4863A 108

(CUSIP Number)

Geoffrey B. Goldman, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 United States Telephone: 1-212-848-4867 Facsimile: 1-646-848-4867 Email: geoffrey.goldman@shearman.com	Maria Grazia Uglietti De Agostini S.p.A. 15, Via Giovanni da Verrazano 28100 Novara Italy Telephone: +39-0321-424-321 Facsimile: +39-39-0321-424305 Email: MariaGrazia.Uglietti@deagostini.it

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

March 17, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Names of Reporting Persons. De Agostini S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization The Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 103,422,324(1)(2)
	8	Shared Voting Power 0(1)
	9	Sole Dispositive Power 103,422,324(1)
	10	Shared Dispositive Power 0(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 103,422,324(1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 50.8% (2)
14		Type of Reporting Person (See Instructions) CO

(1)         Effective January 1, 2018, DeA Partecipazioni S.p.A., a wholly owned subsidiary of De Agostini S.p.A. (“De Agostini”), merged into De Agostini, resulting in the transfer of ownership of 10,073,006 ordinary shares from DeA Partecipazioni S.p.A. to De Agostini. Prior to January 1, 2018, De Agostini held 93,349,318 ordinary shares in International Game Technology PLC (“IGT PLC”). De Agostini is therefore now the sole Reporting Person under this Statement.

(2)         Pursuant to a loyalty plan implemented by IGT PLC, from and after April 7, 2018, any shareholder who held (or may in the future hold) ordinary shares continuously for a three-year period became (or will become) entitled to participate in the loyalty plan and, upon election, became (or will become) entitled to direct the voting rights with respect to one special voting share of $0.000001 (each a “Special Voting Share”) per ordinary share held for such period. Each Special Voting Share carries 0.9995 votes. De Agostini has elected, effective as of May 25, 2018, to exercise its rights to participate in the loyalty plan with respect to all of its owned ordinary shares. As of March 17, 2022, De Agostini has the right to direct the voting with respect to 85,422,324 Special Voting Shares. De Agostini has been advised that, as of such date, no other shareholders have elected to participate in the loyalty plan resulting in the right to direct the voting with respect to Special Voting Shares. As of February 28, 2022, there were 203,494,591 outstanding ordinary shares and, as of March 17, 2022, there are 85,422,324 Special Voting Shares with respect to which shareholders have the right to direct the voting. Therefore, De Agostini’s effective voting interest, as of such date, is approximately 65.35% of the total voting power.

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D relating to the ordinary shares, nominal value $0.10 (the “ordinary shares”), of International Game Technology PLC (“IGT PLC” or the “Issuer”) filed by De Agostini S.p.A. (“De Agostini”) and DeA Partecipazioni S.p.A. (“DeA Partecipazioni” and, together with De Agostini, the “Reporting Entities”) on April 15, 2015 (the “Initial Schedule 13D”), as amended by Amendment No. 1 (as so amended, the “Prior Schedule 13D”, and as amended by this Amendment No. 2, this “Schedule 13D”). Except as amended hereby, the Prior Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 2. Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings ascribed to them in the Prior Schedule 13D.

Item 2.                          Identity and Background.

Item No. 2 of the Initial Schedule 13D is amended as follows:

(d)-(e)               During the last five years, neither De Agostini nor, to the best of its knowledge, any of the persons listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.                          Purpose of Transaction.

Item No. 4 of the Prior Schedule 13D is amended by replacing the last paragraph thereof with the following:

As described in further detail in Item 6 below, on May 22, 2018, De Agostini entered into a variable forward transaction with Credit Suisse International with respect to 18,000,000 ordinary shares (the “Forward Transaction”). De Agostini’s objective in entering into the Forward Transaction was to rebalance the profile of its portfolio of assets through a potential monetization of the underlying ordinary shares at a pre-defined minimum value, while retaining material benefits from any increase in the value of those shares prior to settlement. As discussed in Item 6, De Agostini has elected to settle the first tranche of the Forward Transaction through physical delivery of 4,500,000 ordinary shares to Dealer. The 4,500,000 ordinary shares are scheduled to be delivered to Dealer in 20 equal increments over a settlement period ending in May 2022.

Item 5.                          Interest in Securities of the Issuer.

Item No. 5 of the Initial Schedule 13D is amended and restated as follows:

(a)-(b) Item 3 of this Schedule 13D and Items 7 through 11 and 13 of the cover page of this Amendment No. 2 and the footnotes thereto are incorporated herein by reference.  Furthermore, the following persons listed in Items 2(a)-(c) above beneficially own, directly or through investment vehicles, ordinary shares for their personal accounts:

•                  Mr. Renzo (also known as Lorenzo) Pellicioli beneficially owns 102,435 ordinary shares;

•                  Mr. Paolo Ceretti beneficially owns 15,938 ordinary shares;

•                  Mr. Marco Drago beneficially owns 32,649 ordinary shares; and

•                  Mr. Marco Sala beneficially owns 370,164 ordinary shares.

The persons named above have the sole voting power and sole dispositive power in respect of the entirety of the number of the ordinary shares indicated in this Item 5 (above).

The description of the Forward Transaction in Items 4 and 6 of this Schedule 13D is incorporated herein by reference. In connection with its pledge of ordinary shares to the Dealer under the Forward Transaction (as discussed below), De Agostini will not have the right to direct the voting with respect to the Special Voting Shares corresponding to such pledged shares. The Dealer will also have, in the event of a De Agostini default or similar enforcement event pursuant to the Forward Transaction, the right to vote or direct the vote and dispose of or direct the disposition of ordinary shares pledged by De Agostini.

There are no other persons known to have the rights to vote or direct the vote or to dispose of or direct the disposition of ordinary shares.

(c)                                  De Agostini has elected, effective as of May 25, 2018, to exercise its rights to participate in the loyalty plan with respect to all of its owned ordinary shares. De Agostini does not have the right to participate in the loyalty plan with respect to the 18,000,000 ordinary shares pledged under the Forward Transaction. As a result, as of March 17, 2022, De Agostini has the right to direct the voting with respect to 103,422,324 ordinary shares and 85,422,324 Special Voting Shares, giving De Agostini an effective voting interest of approximately 65.35% of the total voting power.

The description of the Forward Transaction in Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

Neither De Agostini nor any person listed in Items 2(a)-(c) above has effected any other transactions with respect to the ordinary shares during the past 60 days.

(d)                                Under the Forward Transaction, De Agostini is obligated to pay or distribute to the Dealer an amount equivalent to any dividends paid during the term of the Forward Transaction on a number of ordinary shares based on a theoretical hedging position by the Dealer. In the event of a default by De Agostini or certain other enforcement events under the Forward Transaction, the Dealer may have the right to receive or direct proceeds from the sale of, or dividends from, ordinary shares pledged by De Agostini in connection with the Forward Transaction, if any. Except as set forth herein, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the ordinary shares.

(e)                                  Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item No. 6 of the Prior Schedule 13D is supplemented by amending and restating the description of the Forward Transaction as follows:

Forward Transaction

On May 22, 2018, De Agostini entered into a variable forward transaction with Credit Suisse International (subsequently assigned to Credit Suisse Bank (Europe) S.A. (formerly known as Credit Suisse Securities, Sociedad de Valores S.A.)) (“Dealer”) with respect to 18,000,000 ordinary shares (the “Forward Transaction”).

The Forward Transaction is divided into multiple tranches (each, a “Tranche”), each of which is further divided into multiple individual components (each, a “Component”). The Forward Transaction has economic characteristics similar to a collar with respect to the ordinary shares.

De Agostini elected to obtain prepayment from Dealer of an amount based on the floor price under the Forward Transaction. In connection with its election to obtain prepayment, De Agostini pledged 18,000,000 ordinary shares to Dealer.

The proceeds of any prepayment may be used by De Agostini for investments and general corporate purposes.

The Forward Transaction will be settled for each tranche at De Agostini’s election either (i) in cash or (ii) by physical delivery if certain gaming-related regulatory and other conditions are satisfied. Upon a cash settlement, De Agostini will be required to pay the cash equivalent of a number of ordinary shares pursuant to a formula specified in the confirmation for the Forward Transaction based on the volume weighted average price per share and agreed floor and cap prices. If De Agostini elects physical settlement, then it may elect to deliver either a number of ordinary shares based on the specified formula, or all the ordinary shares underlying the Component; in the latter case, the Dealer may owe De Agostini an additional or increased payment.

De Agostini is obligated to pay or distribute to the Dealer an amount equivalent to any dividends paid during the term of the Forward Transaction on a number of ordinary shares based on a theoretical hedging position by the Dealer.

With respect to the 18,000,000 pledged shares, De Agostini retains the voting rights in such shares (but will not have the right to direct the voting of any Special Voting Shares related to the pledged shares). In the event of a default by De Agostini or certain other enforcement events under the Forward Transaction, the Dealer may have the right to vote or direct the vote or dispose of or direct the disposition of any such pledged ordinary shares and to receive dividends thereon.

De Agostini has agreed to reimburse IGT PLC for certain fees and expenses and to indemnify IGT PLC for certain liabilities incurred by IGT PLC in connection with the Forward Transaction.

De Agostini has elected to settle the first tranche of the Forward Transaction through physical delivery of 4,500,000 ordinary shares to Dealer. The 4,500,000 ordinary shares are scheduled to be delivered to Dealer in 20 equal increments over a settlement period ending in May 2022.

In addition, subject to the satisfaction of certain conditions, De Agostini currently intends to settle the three remaining tranches of the Forward Transaction through physical delivery of ordinary shares to Dealer during the 20-day settlement period for each such tranche, which could result in the physical delivery of up to an additional 13.5 million ordinary shares in the aggregate. Settlement for the remaining three tranches is scheduled to end in November 2022, May 2023 and November 2023, respectively. De Agostini may in the future change its intent with respect to the settlement method for any one or more of the three remaining tranches.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2022
De Agostini S.p.A.

	By:	/s/ Marco Drago
		Name:	Marco Drago
		Title:	Chairman

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DE AGOSTINI S.P.A.

Set forth below are the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of De Agostini S.p.A.  The citizenship of each person listed below is Italian, and the business address of each person listed below is c/o 15, Via Giovanni da Verrazano, 28100 Novara, Italy.

DIRECTORS OF DE AGOSTINI S.P.A.

NAME AND POSITION WITH DE AGOSTINI S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Marco Drago Chairman	Chairman and Director of De Agostini S.p.A; Chairman and Director of B&D Holding S. p.A.; Deputy Chairman of Grupo Planeta De Agostini SL; Chairman ad Honorem of De Agostini Editore S.p.A.; Director of IGT PLC; Director of Atresmedia Corporación de Medios de Comunicación S.A.; Director of Crescita S.p.A.

Enrico Drago Deputy Chairman	Deputy Chairman and Director of De Agostini S.p.A.; Chief Executive Officer, Digital & Betting at IGT PLC.

Nicola Drago Deputy Chairman

Deputy Chairman and Director of De Agostini S.p.A.; Managing Director and Director of De Agostini Editore S.p.A.; Managing Director and Director of De Agostini Publishing S.p.A.; Chairman and Director of KidsMe S.r.l.; Sole Director of Betterly S.r.l.; Managing Director and Director of DeA Planeta Libri S.r.l.; Chairman and Director of Libromania S.r.l.; Director of DeA Capital S.p.A.; Director and legal representative (Administrator conjuncto) of Editorial Planeta De Agostini SA; Director of Grupo Planeta De Agostini SL; Director of DeA Planeta SL; Director of De Agostini UK Ltd; Director of De Agostini Japan K K; Director of Fondazione De Agostini.

Renzo (Lorenzo) Pellicioli Managing Director	Managing Director and Director of De Agostini S.p.A.; Director of B&D Holding S.p.A.; Director of IGT PLC; Sole Director of Investendo Due S.r.l.; Chairman and Director of DeA Capital S.p.A.; Director of Supervisory Board of Banijay Group S.a.s.; Director of LDH S.a.s.; Director of Assicurazioni Generali S.p.A.

Pietro Boroli Director	Director of De Agostini S.p.A.; Deputy Chairman and Director of De Agostini Publishing S.p.A.; Chairman and Director of De Agostini Editore S.p.A.; Director of Grupo Planeta De Agostini SL; Deputy Chairman of DeA Planeta SL; Executive Deputy Chaiman of Editorial Planeta De Agostini SA; Sole Director of Istituto Geografico De Agostini S.r.l.; Director of DeA Planeta Libri S.r.l.; Director of De Agostini UK Limited; Director of Luigi Lavazza S.p.A.; Director of Rubinetterie Stella S.p.A.; Director of Venchi S.p.A..

Paolo Boroli Director	Director of De Agostini S.p.A.

Paolo Tacchini Director	Director of De Agostini S.p.A.; Partner of Studio Legale Tacchini Belcredi La Penna (formerly Tacchini, Riboni, Belcredi Associazione di Avvocati) 7, Rotonda Massimo D’Azeglio, 28100 Novara,Italy

Paolo Basilico Director	Director of De Agostini S.p.A.; Senior Advisor of Equita Group Spa - Via Turati, 9 – Milan; Member of Investment Committee of Fondazione Cariplo – Via Manin, 23 – Milano, Italy; Member of Advisory Board of Cometa – 36, Via Madruzza Como, Italy; Founder and Sole Director of Samhita Srl 14, via Manzoni 20121 Milano, Italy.

Mario Cesari Director

Director of De Agostini S.p.A.; Director and Chairman of Light Conversion, UAB; Supervisory Board Member of Essling Capital: Non Executive Independent Director of Industrie De Nora S.p.A.; Non Executive Independent Director of Piovan S.p.A.; Executive Vice President of TBG AG and TBG Real Estate; Director of PetroValves S.p.A.; Director and Chairman of Hermann Bantleon GmbH.

Marco Costaguta Director	Director of De Agostini S.p.A.; Chairman of OC&C Strategy Consulting; Director of Artsana S.p.A.; Director of Eurotech S.p.A.; Chairman of San Filippo Real Estate S.r.l.; Director of Messaggerie Italiane; Director of Fine Foods S.p.A.; Director of Praesidium SGR; Director of Hat Orizzonte SGR; Director of DB Information S.r.l; Sole Director of Magenta Consulting S.r.l; Director of Goglio Spa; Director of Erg S.p.A.; Director of Rimorchiatori Riuniti S.p.A.; Director of San Quirico S.p.A.; Director of E-Novia S.p.A.

Marco Sala Director	Director of De Agostini S.p.A., Executive Chairman of IGT PLC.

EXECUTIVE OFFICERS OF DE AGOSTINI S.P.A.

NAME AND POSITION WITH DE AGOSTINI S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Marco Drago Chairman	Chairman and Director of De Agostini S.p.A; Chairman and Director of B&D Holding S.p.A.; Deputy Chairman of Grupo Planeta De Agostini SL; Chairman ad Honorem of De Agostini Editore S.p.A.; Director of IGT PLC; Director of Atresmedia Corporación de Medios de Comunicación S.A.; Director of Crescita S.p.A.

Enrico Drago Deputy Chairman	Deputy Chairman and Director of De Agostini S.p.A..; Chief Executive Officer, Digital & Betting at IGT PLC.

Nicola Drago Deputy Chairman	Deputy Chairman and Director of De Agostini S.p.A.; Managing Director and Director of De Agostini Editore S.p.A.; Managing Director and Director of De Agostini Publishing S.p.A.; Chairman and Director of KidsMe S.r.l.; Sole Director of Betterly S.r.l.; Managing Director and Director of DeA Planeta Libri S.r.l.; Chairman and Director of Libromania S.r.l.; Director of DeA Capital S.p.A., Director and legal representative (Administrator conjuncto) of Editorial Planeta De Agostini SA; Director of Grupo Planeta De Agostini SL; Director of DeA Planeta SL; Director of De Agostini UK Ltd; Director of De Agostini Japan K K; Director of Fondazione De Agostini.

Renzo (Lorenzo) Pellicioli Managing Director	Managing Director and Director of De Agostini S.p.A.; Director of B&D Holding S. p.A.; Director of IGT PLC; Sole Director of Investendo Due S.r.l.; Chairman and Director of DeA Capital S.p.A.; Director of Supervisory Board of Banijay Group S.a.s.; Director of LDH S.a.s.; Director of Assicurazioni Generali S.p.A.

Paolo Ceretti General Manager	General Manager of De Agostini S.p.A.; Managing Director of DeA Capital S.p.A.; Director of DeA Communications S.A.; Chairman and Director of DeA Capital Alternative Funds SGR S.p.A.; Managing Director and Chairman of DeA Capital partecipazioni S.p.A.; Director of Quaestio Holding S.A.; Director of Quaestio Capital SGR S.p.A.

ULTIMATE SHAREHOLDERS OF DE AGOSTINI

B&D Holding S.p.A. (formerly B&D Holding di Marco Drago e C. S.a.p.a.), as of the date of this Schedule, is in control of De Agostini S.p.A. The business address of B&D Holding S. p.A. is 15, Via Giovanni da Verrazano, 28100 Novara, Italy.

Set forth below are the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of B&D Holding S. p.A.  The citizenship of each person listed below is Italian, and the business address of each person listed below is c/o 15, Via Giovanni da Verrazano, 28100 Novara, Italy.

DIRECTORS OF B&D HOLDING S. P.A. (formerly B&D Holding di Marco Drago e C. S.a.p.a.)

NAME AND POSITION WITH B&D HOLDING S. P.A. (formerly B&D Holding di Marco Drago e C. S.a.p.a.)	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Marco Drago Chairman	Chairman and Director of De Agostini S.p.A; Chairman and Director of B&D Holding S. p.A.; Deputy Chairman of Grupo Planeta De Agostini SL; Chairman ad Honorem of De Agostini Editore S.p.A.; Director of IGT PLC; Director of Atresmedia Corporación de Medios de Comunicación S.A.; Director of Crescita S.p.A.

Roberto Drago Deputy Chairman	Deputy Chairman and Director of B&D Holding di S.p.A.; Chairman of Camperio SIM S.p.A.; Chairman and Director of DeA Factor S.p.A.; Chairman and Director of AS5 S.r.l.; Chairman and Director of Redai Holding S.r.l.; Director of Grupo Planeta De Agostini SL.; Chairman ad honorem of Fondazione De Agostini.

Alberto Boroli Director	Director of B&D Holding S. p.A.; Sole Director of Immobiliare OG S.r.l..

Renzo (Lorenzo) Pellicioli Director	Managing Director and Director of De Agostini S.p.A.; Director of B&D Holding S. p.A.; Director of IGT PLC; Sole Director of Investendo Due S.r.l.; Chairman of DeA Capital S.p.A.; Director of Supervisory Board of Banijay Group S.a.s.; Director of LDH S.a.s.; Director of Assicurazioni Generali S.p.A.

Alberto Toffoletto Director

Director of B&D Holding S.p.A.; Partner of NCTM Studio Legale Associato; ; Chairman of Crescita S.p.A.; Chairman of Crescita Holding; Director of Findim Finanziaria S.p.A.; Director of Effe 2005 – Gruppo Feltrinelli S.p.A.; Director of Fondazione Giacomo Feltrinelli; Director of UniQLegal società per azioni tra avvocati; Director of LegalSoftech s.r.l..

Guido Corbetta Director	Director of B&D Holding S.p.A.; Director of Union Industries S.p.A.; Director of Unifind S.p.A; Director of Sofidel S.p.A.; Director of San Martino S.p.A.; Director of Pratrivero S.p.A.; Director of Di Mauro Officine Grafiche; Director of Ponti S.p.A.; Chairman of The Equity Club S.r.l; Chairman of Pettinatura Lane di Romagnano Sesia S.p.A.; Director of Eigenmann & Veronelli S.p.A.; Director of Feralpi Holding S.p.A.; Director of Industrie Polieco M.P.B. S.r.l.; Independent Director of Tesmec S.p.A.; Chairman of Vitale Barberis Canonico S.p.A.; Director of Villa D’Este S.p.A.; Director of Fontana Finanziaria S.p.A.; Chairman of Equity Partners Investment Club S.r.l..

EXECUTIVE OFFICERS OF B&D HOLDING S. P.A.

NAME AND POSITION WITH B&D HOLDING S. P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS

Marco Drago Chairman	Chairman and Director of De Agostini S.p.A; Chairman and Director of B&D Holding S. p.A.; Deputy Chairman of Grupo Planeta De Agostini SL; Chairman ad Honorem of De Agostini Editore S.p.A.; Director of IGT PLC; Director of Atresmedia Corporación de Medios de Comunicación S.A.; Director of Crescita S.p.A.